Filed by FB Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: FNB Financial Corp.
(Commission File No. 001-37875)

The following communication was distributed to Farmers National Bank employees on September 17, 2019.

Farmers National Bank Associate FAQs

WELCOME
Welcome to the FirstBank family! We want you to know how excited we are to have you join the FirstBank team!

FirstBank has a commitment to open communication and we’ve created this booklet to answer some of your questions regarding our merger with Farmers National Bank.  We also want to share with you some of the unique characteristics that set FirstBank apart from other banks.

Our management team will visit your branches immediately and we look forward to personally meeting you and really getting to know you over the next few months.

Jim Ayers	Chris Holmes
Executive Chairman	President & CEO

FREQUENTLY ASKED QUESTIONS
Who is FirstBank and what is the bank’s culture?
FirstBank is a community bank built on its rich history from a small, rural West Tennessee town.  We’re built on local people, local decision making and relationships that last.  And we know the importance of giving back to the communities where our associates and customers work and live.  These core beliefs define our culture.

As part of the FirstBank team, you’ll quickly see that we take the time to get to know one another and our customers. This focus on personal relationships has been in place since the bank’s charter was founded more than 110 years ago in Scotts Hill, Tennessee.

FirstBank is a wholly owned subsidiary of FB Financial Corporation.  In September 2016, FB Financial completed one of the most successful initial public stock offerings of the year which was the largest bank IPO in Tennessee history.  FirstBank is the third largest Tennessee-headquartered bank, with 67 full-service bank branches across Tennessee, North Alabama and North Georgia, and a national mortgage business with offices across the Southeast. FirstBank has approximately 1,400 associates, serves five of the largest metropolitan markets in Tennessee and has approximately $5.9 billion in total assets.  After the merger of Farmers National Bank and FirstBank, we will have pro forma consolidated assets of approximately $6.2 billion.

FirstBank has been recognized as one of Tennessee’s best employers by American Banker, Business Tennessee, the Tennessee Chamber of Commerce & Industry, the Tennessee Society for Human Resource Management and The Tennessean.

Why have FirstBank and Farmers National decided to merge?
FirstBank’s decision was based on our desire to enter the Southern Kentucky market, Farmers National’s strong financial performance, and its long history of operations in Scottsville and Bowling Green. FirstBank has a preference for long-standing banks that have developed loyal customer bases in growing markets in and around our footprint, and Farmers National fits well with those criteria.

FirstBank realizes that one of the major reasons behind your success is the people who work here. You helped build, establish and maintain a positive work environment both inside and beyond the walls of the bank. We could have built new FirstBank branches and staffed them with new associates, but we feel that your people are its strongest asset and the driving force behind its effectiveness, and we are excited about welcoming you to the FirstBank family.

What is the process for getting regulatory and shareholder approval and when will the transaction close?
In the next few weeks, we will be submitting applications to the necessary regulatory authorities for approval, and FirstBank and Farmers National will work together to prepare a proxy statement/prospectus for Farmers National’s shareholders to approve the transaction. We are eagerly anticipating approval and closing in the first quarter of 2020.

When do you expect the final conversion to FirstBank (systems, signage, etc.) to be complete?
We expect the transition to FirstBank to be completed upon closing of the transaction with a systems conversion to occur in the first half of 2020.  We will keep you updated on our progress in the coming weeks. We will also be available to answer any questions you may have about the merger.

Will the name change to FirstBank?
The name and signage will be changed to FirstBank upon conversion.  We like to have fun and we look forward to planning an event to celebrate this milestone together!

What will happen between now and then in terms of the transition?
We are excited about having you as part of the FirstBank team and are committed to making this transition the best possible experience for everyone involved.  FirstBank has completed similar mergers in the past and has demonstrated success in the process.

Between now and closing, it is business as usual, including your reporting structure.  We will be forming integration teams from both banks that will work together to explore the needs of associates, customers and the community and adopt the best in class products, services and technology.

Who will lead the combined bank?
Jim Ayers, Executive Chairman and Chris Holmes, President and CEO of FirstBank will continue to lead FirstBank.

How will the acquisition affect me and my job?
We understand that some changes will occur naturally as part of this transition, and we will be better able to map these out after the integration teams begin their work. Changes will be made with the best interest of all taken into account and may be necessary to best meet the needs of customers and the community while maintaining FirstBank’s community banking mission.

Where there is duplication of job duties, positions will likely be eliminated.  We will assist with any transitions which could include job transfer or severance.

We will share more detailed information with you regarding the specifics of our transition and any way it will affect your job as soon as it is available.  In the meantime, we will work to make the process as seamless as possible.

Will FirstBank close any branches?
No, we are excited to add these five locations and the state of Kentucky to our footprint.

How will the acquisition affect my benefits?
We are in the process of comparing our benefits packages. We will keep you updated on our findings and will strive to ensure that you receive the best benefits we can offer.  A few things that we know currently are:
●	Your current tenure does transfer and your hire date with FirstBank will be the same hire date as Farmers National Bank.
●	After closing, you will be able to rollover your 401k to FirstBank’s 401k plan or other plans at your option.
●	Prior to the transaction closing, Human Resources and/or a member of management will meet with you to provide answers to any questions you may have related to compensation and benefits.
●	Upon closing, you will begin using the FirstBank payroll system. Set up and training for this system will occur prior to the close of the transaction.
●	You will enroll in FirstBank benefits and transition to them upon closing. FirstBank will be presenting all benefits information during orientation meetings.

What will happen to Farmers National Bank’s existing customers?
FirstBank exists for the customer!  We have a communication and retention plan with the goal of retaining as many customers as possible.  Similar to these FAQs we’ve put together for you, we have one for customers to understand our story and the integration process.  We hope you’ll share our excitement and encourage them to stay with us for great community banking!  The same customer service they are accustomed to will continue while we introduce them to FirstBank’s brand.

Is FirstBank active in the community?
Absolutely! FirstBank is passionate about the communities we serve. You’ll find our associates at everything from charity golf tournaments to fashion shows and everything in between.

We have a special dedication to improving the quality of life in our communities and we hope you will join us in that effort as we expand our presence into Kentucky.

In addition, Jim Ayers founded The Ayers Foundation to provide financial support for college scholarships, medical services for children, research into pre-cancer detection and diagnosis, continuing education for teachers and other charitable donations and grants.

How can I ask questions and stay informed?
FirstBank will publish frequent newsletters to provide integration updates and introduce you to our family.  If you have questions in the meantime, please contact Brenda Hendrix or Dan Harbison, or discuss with your manager.

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

This communication shall not constitute an offer to sell, the solicitation of an offer to sell, or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, FB Financial Corporation (“FB Financial”) will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will contain the proxy statement of FNB Financial Corp. (“FNB”) and a prospectus of FB Financial. Investors and shareholders are encouraged to read the registration statement, including the proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the proposed transaction, FNB, and FB Financial. After the registration statement is filed with the SEC, the proxy statement/prospectus and other relevant documents will be mailed to FNB shareholders and will be available for free on the SEC’s website (www.sec.gov). The proxy statement/prospectus will also be made available for free by contacting FB Financial Corporation Investor Relations at (615) 564-1212 or investors@firstbankonline.com. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

FB Financial, FNB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FNB shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of FB Financial may be found in the definitive proxy statement for FB Financial’s 2019 annual meeting of shareholders, filed with the SEC by FB Financial on April 16, 2019, and other documents subsequently filed by FB Financial with the SEC. Information about the directors and executive officers of FNB, including additional information regarding the interests of such participants, will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described in the paragraph above.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements relating to the timing, benefits, costs, and synergies of the proposed merger with FNB (which we refer to as the “FNB merger”), and FB Financial’s future plans, results, strategies, and expectations. These statements can generally be identified by the use of the words and phrases “may,” “will,” “should,” “could,” “would,” “goal,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” “aim,” “predict,” “continue,” “seek,” “projection,” and other variations of such words and phrases and similar expressions. These forward-looking statements are not historical facts, and are based upon current expectations, estimates, and projections, many of which, by their nature, are inherently uncertain and beyond FB Financial’s control. The inclusion of these forward-looking statements should not be regarded as a representation by the FB Financial or any other person that such expectations, estimates, and projections will be achieved. Accordingly, FB Financial cautions shareholders and investors that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, and uncertainties that are difficult to predict and that are beyond FB Financial’s control. Although FB Financial believes that the expectations reflected in these forward-looking statements are reasonable as of the date of this report, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements including, without limitation, (1) the risk that the cost savings and any revenue synergies from the FNB merger or another acquisition may not be realized or take longer than anticipated to be realized, (2) disruption from the FNB merger with customer, supplier, or employee relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement with FNB, (4) the failure to obtain necessary regulatory approvals for the FNB merger, (5) the failure to obtain the approval of FNB’s shareholders for the FNB merger, (6) the possibility that the costs, fees, expenses, and charges related to the FNB merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the FNB merger to be satisfied, (8) the risks related to the integration of acquired businesses (including the proposed Merger, FB Financial’s recent acquisition of branches from Atlantic Capital Bank, and any future acquisitions), including the risk that the integration of the acquired operations with those of FB Financial will be materially delayed or will be more costly or difficult than expected, (9) the risks associated with FB Financial’s pursuit of future acquisitions, (10) the risk of expansion into new geographic or product markets, (11) reputational risk and the reaction of the parties’ customers to the FNB merger, (12) FB Financial’s ability to successful execute its various business strategies, including its ability to execute on potential acquisition opportunities, (13) the risk of potential litigation or regulatory action related to the FNB merger, and (14) general competitive, economic, political, and market conditions.

Many of these factors are beyond FB Financial’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if FB Financial’s underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and FB Financial does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for FB Financial to predict their occurrence or how they will affect FB Financial.

FB Financial qualifies all of its forward-looking statements by these cautionary statements.